SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

MER TELEMANAGEMENT SOLUTIONS LTD.
(Name of Registrant)

14 Hatidhar Street, P.O. Box 2112
Ra’anana 4366516, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

MER Telemanagement Solutions Ltd.

EXPLANATORY NOTE

On April 15, 2021, Mer Teleamanagement Solutions Ltd. (the “Company”) issued a press release announcing that it entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with SharpLink, Inc., a company incorporated under the laws of the State of Minnesota and a leading online technology company that works with sports leagues, fantasy sports sites and media companies to connect fans to relevant and timely betting content sourced from its sportsbook partners (“SharpLink”), and New SL Acquisition Corp., a company incorporated under the laws of the State of Delaware and a wholly-owned subsidiary of the Company (“Merger Sub”).

The press release is attached hereto as Exhibit 99.1.

Merger Agreement

Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by the Company’s shareholders, Merger Sub will be merged with and into SharpLink (the “Merger”), with SharpLink surviving the Merger as a wholly-owned subsidiary of the Company.

At the effective time of the Merger (the “Effective Time”): (a) each outstanding share of SharpLink common stock outstanding immediately prior to the Effective Time will be converted into the right to receive a number of ordinary shares of the Company (“Ordinary Shares”), calculated pursuant to the exchange ratio described in the Merger Agreement, (b) each outstanding share of SharpLink preferred A stock and preferred A-1 stock will be converted into the right to receive a number of MTS preferred A-1 shares (the “Preferred A-1 Shares”), calculated pursuant to the exchange ratios described in the Merger Agreement, (c) each outstanding share of SharpLink preferred B stock will be converted into the right to receive a number of MTS preferred B shares (the “Preferred B Shares”), calculated pursuant to the exchange ratio described in the Merger Agreement and (d) each outstanding SharpLink option will be assumed by the Company, based on the exchange ratio applicable to SharpLink’s common stock. Under the exchange ratio formulas in the Merger Agreement, immediately following the closing of the Merger (the “Closing”), the former SharpLink securityholders immediately before the Merger are expected to own approximately 86% of the Ordinary Shares of the Company, on a fully-diluted, as-converted basis (the “SharpLink Holdings”). Such percentage includes a stock option pool equal to 10% of the Ordinary Shares of the Company, on a fully-diluted, as-converted basis, immediately following the Closing.

The Closing is conditioned, among other things, on the investment of $5 million in SharpLink’s equity immediately prior to the consummation of the Merger (the “Closing Financing”) by Alpha Capital Anstalt (“Alpha Capital”), one of the Company’s shareholders, in consideration for SharpLink preferred B stock. Alpha Capital previously undertook to provide financing to support the Merger and the expected listing of the Ordinary Shares on the Nasdaq Capital Market following the Closing. The Closing Financing is in addition to Alpha Capital’s $2 million investment in SharpLink’s preferred A stock following the execution of the letter of intent in connection with the Merger between the Company and Sharplink in December 2020. As the Closing Financing will be invested in SharpLink immediately prior to the Closing, the Company’s Preferred B Shares that will be issued at Closing to Alpha Capital in exchange for the SharpLink preferred B stock issued to Alpha Capital in connection with the Closing Financing are included in the SharpLink Holdings and will not further dilute the holdings of the Company’s securityholders.

The preferred shares to be issued by the Company in connection with the Merger will be newly created classes of preferred shares as follows:

i.
Preferred A-1 Shares with equal rights to the Ordinary Shares and convertible into Ordinary Shares on a 1-for-1 basis (subject to customary adjustments); provided, however, that the Company shall not effect any conversion of the Preferred A-1 Shares to the extent that, after giving effect to such conversion, the holder of the Preferred A-1 Shares (together with such holder’s Affiliates and any Persons acting as a group together with such holder) would beneficially own in excess of the beneficial ownership cap, which is initially set at 9.99%, of the number of the Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon conversion of the Preferred A-1 Shares held by the holder (the “Beneficial Ownership Limitation”); and

ii.
Preferred B Shares, which shall be non-voting shares and convertible into Ordinary Shares on a 1-for-1 basis (subject to customary adjustments), subject to the Beneficial Ownership Limitation, and with the following additional rights:

(a)
a right to receive a dividend during the two-year period following the Closing, at a rate of 8% per year, which will be paid on a quarterly basis in cash, or at the Company’s option, by issuance of Preferred A-1 Shares in a number to be calculated based on the purchase price of the Preferred B Shares, or a combination thereof;

(b)
a right to receive from the Company an amount equal to the purchase price of each outstanding Preferred B Share, plus any accrued and unpaid dividends, fees or liquidated damages due thereon (in connection with delays in conversion of Preferred B Shares), to be paid upon any liquidation, dissolution or winding-up of the Company, before any distribution to the other securityholders of the Company;

(c)
a “full ratchet” anti-dilution adjustment to the conversion price of the Preferred B Shares in the event the Company issues or sells Ordinary Shares or Ordinary Share Equivalents for a consideration per share that is less than the conversion price per share of the Preferred B Shares then in effect, subject to certain exceptions and to a minimum price equal to the higher of: (A) $0.10 and (B) 20% of the closing price on the trading day immediately prior to the Closing of the Merger; and

(d)
as long as a minimum percentage of Preferred B Shares remain outstanding, unless the holders of at least 50.1% of the Preferred B Shares shall otherwise consent in writing, the Company shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (A) amend charter documents in any manner that materially and adversely affects any rights of holders of the Preferred B Shares, (B) repay, repurchase or otherwise acquire more than a de minimis number of its Ordinary Shares, Ordinary Share Equivalents or Junior Securities (as such terms are defined in the Company’s Articles to be adopted in connection with the Merger), subject to certain exceptions, (C) pay cash dividends or distributions to Junior Securities unless the Company has paid all dividends on the Preferred B Shares and the Preferred B Shares will participate ratably (on an as-converted basis) in the dividends paid to the Ordinary Shares, (D) enter into any transaction with any Affiliates of the Company which would be required to be disclosed in any public filing with the SEC, unless such transaction is made on an arms’-length basis and approved by a majority of the disinterested directors of the Company, or (E) enter into any agreement with respect to any of the foregoing.

Immediately following the Closing, the current majority shareholder of SharpLink, SportsHub Games Network, Inc., is expected to hold in excess of 50% of the voting rights in the Company. It is currently expected that following the Closing, Rob Phythian, the current SharpLink CEO, will serve as the Company’s Chief Executive Officer. Additionally, at the Closing, all of the current members of the board of directors of the Company are expected to resign and will be replaced by board members designated by SharpLink.

The Merger Agreement contains customary representations, warranties and covenants made by the Company and SharpLink, including covenants relating to obtaining the requisite approvals of the shareholders of the Company, indemnification of directors and officers, and the Company’s and SharpLink’s conduct of their and their subsidiaries’ respective businesses between the date of signing of the Merger Agreement and the Closing.

In connection with the Merger, the Company will prepare and file a proxy statement and seek the approval of the Company’s shareholders with respect to certain actions, which approval is a condition to the Closing of the Merger. The Closing is subject to satisfaction or waiver of certain additional conditions including, among other things, (i) the accuracy of the representations and warranties, subject to certain materiality and other qualifications, (ii) compliance by the parties with their respective covenants, (iii) no law or order preventing the Merger and related transactions, (iv) the Closing Financing having been received by SharpLink concurrently with the Closing, (v) the listing of the Ordinary Shares on Nasdaq, (vi) no Material Adverse Effect has occurred with respect to either the Company or SharpLink, (vii) the effectiveness of a registration statement to be filed by the Company, registering part of the Ordinary Shares to be issued in connection with the Merger, and (viii) a requirement as to the Minimum Cash at Closing (as such term is defined in the Merger Agreement) to be held by the Company at the time of Closing.

The Merger Agreement also includes termination provisions for both the Company and SharpLink, including termination provisions in connection with a Superior Offer and a related Termination Fee (as such terms are defined in the Merger Agreement).

In connection with the Merger Agreement, each of Mr. Haim Mer, Chairman of the Board of Directors of the Company and a shareholder of the Company, Mr. Roy Hess, our CEO, and Ms. Ofira Bar, our CFO, executed a lock-up agreement, pursuant to which they accepted certain restrictions on transfers of shares of the Company beneficially owned by them until the earliest of (A) 90 days after the Closing, (B) 90 days after they cease to be directors or officers of the Company, as the case may be, and (C) the termination of Merger Agreement. Mr. Mer also executed a shareholder support letter informing SharpLink, among other things, that he intends to vote all Ordinary Shares beneficially owned by him in favor of the Merger and related matters.

The Ordinary Shares and Preferred Shares to be issued in the Merger will be offered and sold in reliance on an exemption from registration under Regulation D promulgated under Section 4(a)(2) of the Securities Act of 1933, as amended.

The foregoing description of the Merger Agreement and related transactions and documents is qualified in its entirety by reference to the full text of the Merger Agreement and its exhibits included as Exhibit 99.2 hereto and incorporated by reference herein.

In connection with the proposed transactions between the Company and SharpLink, the Company will file a proxy statement with the SEC. This communication is not a substitute for the proxy statement or any other documents that the Company may file with the SEC or send to its shareholders in connection with the Merger and the proposed transactions. Before making any voting decision, shareholders are urged to read, in their entirety, the proxy statement and all other relevant documents submitted or that will be submitted to the SEC in connection with the Merger and the proposed transactions as they become available because they will contain important information about the Merger, the proposed transactions and related matters.

This report shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The Merger Agreement is attached hereto as Exhibit 99.2.

A SharpLink Investor Presentation is attached hereto as Exhibit 99.3.

Forward Looking Statements

Certain matters discussed in this report are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the satisfaction of the conditions to closing of the merger transaction, general economic conditions and other risk factors detailed in the Company’s annual report and other filings with the United States Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD.
(Registrant)

By: /s/ Roy Hess
Roy Hess
Chief Executive Officer

Date:  April 15, 2021

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Press Release: Mer Telemanagement Solutions Ltd. Signs Definitive Merger Agreement with SharpLink, Inc., a Pioneer in Sports Betting Technologies, dated April 15, 2021.

99.2
Agreement and Plan of Merger, dated as of April 15, 2021, by and among Mer Telemanagement Solutions Ltd., an Israeli limited company, New SL Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of MTS, and SharpLink, Inc., a Minnesota corporation.

99.3	SharpLink Investor Presentation.